UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 23, 2022

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 23, 2022, RealtyMogul Apartment Growth REIT, Inc. issued an investor communication relating to the quarter ended September 30, 2022. The text of the investor communication is set forth below.

Q3 2022*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTYMOGUL APARTMENT GROWTH REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$213,000,000
	NUMBER OF INVESTMENTS[2]	6
RealtyMogul Apartment Growth REIT is a non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS[2]	1,149
	LAST TWELVE MONTHS TOTAL RETURN[3]	15.6%
	Q3 ANNUALIZED DISTRIBUTION RATE[4]	4.5%
	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	19 Quarters

KEY OBJECTIVES

●	To realize capital appreciation in the value of our investments over the long term
●	To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS5

*All data as of September 30, 2022 unless otherwise specified.

1 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

2 Based on the current outstanding investments as of November 15, 2022.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Apartment Growth REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Apartment Growth REIT expenses, including management fees. An individual stockholder’s total return may vary from the total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that stockholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

5 Based on the original real estate investment amounts as of November 15, 2022.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Apartment Growth REIT. We have now provided 19 consecutive quarters of distributions, totaling over $8,700,000. To date, over 3,300 investors have invested, and RealtyMogul Apartment Growth REIT holds investments in over $213 million6 of real estate. We are also happy to share that as of October 2022, over 70% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing for their distributions to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud to share that the RealtyMogul Apartment Growth REIT achieved a total return of 15.6% over the last twelve months, with average daily distributions over the last twelve months equating to 12.8%.7 Total return consists of two components: change in NAV per share and distributions. For Q3 2022, NAV per share increased from $11.18 to $11.36, reflecting a 1.6% increase quarter over quarter. Distributions for Q3 2022 reflected an approximately 4.50% annual distribution rate based on a $11.18 NAV per share.

We continue to seek a diversified portfolio of multifamily real estate investments to provide stockholders exposure to the multifamily real estate market through their investment in RealtyMogul Apartment Growth REIT.8 As of November 2022, RealtyMogul Apartment Growth REIT has six investments spread across five markets. Since 4Q21, we have sold three investments that were consolidated on our balance sheet and two investments in which we had minority positions, which sales resulted in an aggregate of $138,325,000 of property value upon exit.9

6 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

7 The average daily distributions over the last 12 months includes a special distribution of $0.802 per share declared in December 2021 and paid to investors on February 1, 2022. The special distribution was paid to stockholders of record as of December 31, 2021 and reflected a 7.5% annual distribution rate based on the NAV per share of $10.70 as of July 1, 2021. Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Apartment Growth REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Apartment Growth REIT expenses, including management fees. An individual stockholder’s total return may vary from the total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

8 An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

9 Certain fees were paid to RM Adviser and its affiliates in connection with such sales. Such fees were paid by the special purpose entities in which we invested and not by us; we are not entitled to these fees.

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During Q3 2022, rent collections for the properties in RealtyMogul Apartment Growth REIT’s portfolio averaged 94%, a 4% increase quarter over quarter.10 Our portfolio consists entirely of multifamily properties, which we believe is an economically resilient asset type that offers optimal risk-adjusted returns.

During Q3 2022, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 2.6% quarter over quarter. The Federal Reserve cut its forecast for 2022 growth in the nation’s GDP from the 1.7% it projected in June 2022 to 0.2% as well as projected a 3.8% unemployment rate for 2022, up from the June 2022 estimate of 3.7%. The unemployment rate ended 2021 at 3.9%. Average hourly earnings for employees increased 6.9% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 8.5% in July, 8.3% in August, and 8.2% in September according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 6.6% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, five times in 2022 from a target rate of 0.00% to 0.25% to the current target rate of 3.75% to 4.00%. The Federal Reserve has also begun reducing their balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in each quarter of 2022 and is trending to continue to increase for the remainder of 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. We believe that RealtyMogul Apartment Growth REIT is well positioned as it continues to seek a diversified portfolio of multifamily real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.11

10 Data as of November 15, 2022.

11Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

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INVESTMENT UPDATES

BROOKLYN PORTFOLIO	VILLAS DEL SOL I & II (FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine rent-stabilized properties, maximize occupancy and increase rents as allowed.

Investment Type: Joint Venture Equity

Acquisition Date: 11/30/2017

Asset Management Update: Portfolio occupancy decreased 1% quarter over quarter, ending Q3 at 98%, with two vacant units in the 112-unit portfolio. The real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. The property averaged 95% rent collection for Q3 2022.

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Acquisition Date: 01/09/2018

Asset Management Update: Portfolio occupancy increased 1% quarter over quarter, ending Q3 at 95% occupied. 63 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. The property averaged 97% rent collection for Q3 2022.

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NINETY-NINE44 APARTMENTS

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/9/2020

Asset Management Update: Property occupancy decreased 2% quarter over quarter, ending Q3 at 94% occupied. As of September 2022, the real estate company renovated 53 units. Of those 53 units, 52 have been leased and have achieved an average premium of $167/month, or 19% over prior rents. The real estate company has completed exterior capex work, including landscaping, parking lot repairs, parking lot restriping, trip hazard repairs, laundry room improvements and fitness center improvements. The real estate company plans to improve the fans, lighting, and air conditioning for the fitness center as well as playground and private yard improvements in the coming quarters. The property averaged 89% rent collection for Q3 2022.

THE ORION

Location: Orion Township, MI

Equity Investment: $5,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/23/2021

Asset Management Update: The property ended Q3 at 96% occupancy. As of September 2022, 81 of the 200 units have been renovated since acquisition. Of those 81 units, 80 have been leased and have achieved an average premium of $318/month, or 28% over prior rents. Exterior improvements continue to progress as the clubhouse remodel, new exterior paint, new signage, new dog park, and parking lot projects have been completed. Improvements to the playground area are underway while the BBQ area has been completed. Based on current bids, exterior improvements are expected to be completed below budget. The property averaged 95% rent collection for Q3 2022.

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LOTUS VILLAGE

Location: Austin, TX

Equity Investment: $2,500,000

Business Plan: Acquire and renovate a low-rise apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 6/25/2021

Asset Management Update: The property ended Q3 at 94% occupancy. As of September 2022, 44 of the 222 units have been renovated since acquisition. Of those 44 units, 37 have been leased and have achieved an average premium of $382/month, or 32% over prior rents. Exterior repairs are underway while the pool area has been completed. The property averaged 92% rent collection for Q3 2022.

SHERWOOD OAKS

Location: Riverview, FL

Equity Investment: $4,200,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 11/30/2021

Asset Management Update: The property ended Q3 at 92% occupancy. The capital improvements budget includes exterior work as the prior owner previously renovated all unit interiors. Exterior renovations continue to progress with the dog park, pool, parking lot, wastewater facility, and outdoor amenities completed. Other improvements have commenced, including improvements to the landscaping, lighting, and fitness center. The property averaged 94% rent collection for Q3 2022.

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INVESTMENT PAYOFFS

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 11/01/2018

Date Sold: 9/30/2022

Asset Management Update: On September 30, 2022, the Avon Property was sold. As a result of the business plan for the renovation of the Avon Property, since the Avon Property’s acquisition, 39 of the 164 units had been renovated. The exterior and common area improvements were completed, including painting all common areas and hallways, furnishing the pool area, as well as renovating the clubhouse/game room and kitchen.

The initial underwriting projected a property-level internal rate of return (“IRR”) of 25.4%, a 2.6x equity multiple and 8.3% average cash-on-cash return throughout a 5-year hold period. Based on the Avon Property’s sale price, we believe the Avon Property will achieve approximately a 19.3% property-level IRR, a 1.8x equity multiple and 6.6% average cash-on-cash return over the 3.9-year hold period.

VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,872,078

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 02/28/2018

Date Sold: 10/25/2022

Asset Management Update: On October 25, 2022, the Property was sold. As a result of the business plan for the renovation of the Property, since the Property’s acquisition, 49 of the 263 units had been renovated. The exterior and common area improvements were completed, including painting, clubhouse renovations, addition of BBQ grills, signage, and a water retrofit. Due to the weaker than anticipated tenant demographic both at the Property and in the surrounding submarket, the real estate company sponsoring the transaction was unable to lease renovated units as underwritten, and the Property required capital calls as a result to support operations and sale efforts; however, the Fort Worth market appreciated, and the Property was sold at a profit, causing the special purpose entity to receive its original investment without a loss of principal. We do not anticipate any impact to our NAV as our investments are marked to market on a quarterly basis.

The initial underwriting projected a property-level IRR of 20.8%, a 2.2x equity multiple and 12.0% average cash-on-cash return throughout a 5-year hold period. Based on the Property’s sale price, we believe the Property will achieve approximately a 0.3% property-level IRR, a 1.0x equity multiple and 1.6% average cash-on-cash return over the 4.7-year hold period.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

RealtyMogul Apartment Growth REIT has declared distributions for 19 consecutive quarters. The board of directors authorized a distribution for each month of the third quarter of 2022 on June 22, 2022. Exclusive of special distributions, distributions have been paid on a quarterly basis since January 1, 2018 and equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 10/4/22)*	NAV PER SHARE (AS OF 9/30/22)
$11.36	$11.36

*Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On October 4, 2022, we announced that our NAV per share is $11.36, as of September 30, 2022. Accordingly, effective October 4, 2022, the offering price per share is $11.36. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2022 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q2 2022 Shareholder Letter

Q1 2022 Shareholder Letter

Q4 2021 Shareholder Letter

Q3 2021 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	November 23, 2022

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